[CSN LOGO]

                                                           FOR IMMEDIATE RELEASE

FOR FURTHER INFORMATION, CONTACT:
---------------------------------

  LUCIANA PAULO FERREIRA                  ISABEL VIEIRA          Bovespa: CSNA3 R$59.40/thousand shares
  CSN - Investor Relations            Thomson Financial                          NYSE: SID US$19.67/ADR
  011 30497591                        +1 (212) 701-1823                            (1 ADR=1,000 shares)
  luferreira@csn.com.br           isabel.vieira@tfn.com                     Total shares = 71.7 billion
  www.csn.com.br               www.thomsonfinancial.com                     Market Value: R$4.3 billion
                                                                                   Prices at 05/06/2003


--------------------------------------------------------------------------------
           CSN MAINTAINS EBITDA MARGIN ABOVE 50% IN FIRST QUARTER 2003
--------------------------------------------------------------------------------

(Rio de Janeiro, Brazil, May 7, 2003) - Companhia Siderurgica Nacional (CSN) (BOVESPA: CSNA3) (NYSE: SID) announced today its financial results for the first fiscal quarter ended March 31, 2003 (1Q03). The Company's results are presented according to the Brazilian GAAP (Corporate Law) and are stated in Brazilian reais (R$). The figures below pertain mostly to the Company's unconsolidated results and ALL COMPARISONS, UNLESS STATED OTHERWISE, ARE TO THE FIRST QUARTER OF 2002 (1Q02). On March 31, 2003, one U.S. Dollar (US$) was equivalent to R$3.3531.

--------------------------------------------------------------------------------
HIGHLIGHTS
--------------------------------------------------------------------------------

                     ---------------------------------------

Bar chart showing EBITDA for last five quarters as follows:

           Parent Company       Consolidated
           --------------       ------------
                     (R$ millions)
1Q02            376                  390
2Q02            412                  423
3Q02            579                  526
4Q02            783                  937
1Q03            717                  788

                     ---------------------------------------

o The strong operating performance contributed to EBITDA (Gross Profit - SG&A Expenses + Depreciation and Depletion) of R$717 million, 90% higher than in 1Q02, and an EBITDA margin (EBITDA/net revenues) of 51%. Consolidated EBITDA totaled R$788 million, 102% higher than in 1Q02 and the EBITDA margin was 50%.

o Net revenues grew 49% to R$1.4 billion in 1Q03, due to price increases implemented in the domestic market, a greater percentage of coated product sales (38% compared to 32%), and a greater portion of export sales. These factors were partially offset by 9% lower sales volume. Export volumes and revenues (denominated in U.S. dollars and translated into reais in the income statement) rose from 28% to 33% and from 18% to 27% of total sales, respectively, in 1Q03, reflecting a 7% higher export volume and by a 114% increase in average prices obtained, in reais.

o Consolidated net debt was 5% lower compared to December 31, 2002, totaling US$1.368 billion, and US$709 million lower than at the close of 1Q02. This reduction is a result of strong cash generation, which contributed to a US$165 million increase in cash on a consolidated basis at the end of 1Q03. The Company's cash management and hedging strategy reduced the quarter's average cost of net consolidated debt to close to zero.

o As a result of the excellent operating performance and the 5.1% appreciation of the Brazilian real during 1Q03 (compared to the last quarter of 2002), CSN's net income totaled R$406 million (R$5.66 per ADR) compared to a net loss of R$197 million in 1Q02.

--------------------------------------------------------------------------------
PRODUCTION AND PRODUCTION COSTS
--------------------------------------------------------------------------------

In 1Q03, crude steel output remained stable at 1.3 million tonnes, while rolled finished products production was stable at 1.1 million tonnes (production volumes measured at the continuous caster for crude steel, and at the hot strip mill for rolled finished products - this volume slightly differs from inventory deposits due to normal process losses).

--------------------------------------------------------------------------------

[CSN LOGO]

                                                           FOR IMMEDIATE RELEASE

                     ---------------------------------------

Pie chart showing following break-down of production costs for 1Q02 and 1Q03:

                               1Q02           1Q03
                               ----           ----

Raw Materials                   39%            46%
Labor                           12             10
Energy/Fuel                      6              8
General Costs                   23             21
Depreciation                    20             15

                     ---------------------------------------

Production costs in 1Q03 were higher on a per-tonne basis, due mainly to the 47% average depreciation of the real against the dollar compared to 1Q02. In addition, the Company consumed a greater amount of purchased coke (in 2002 the company consumed excess coke produced during Blast Furnace #3 maintenance) and reclassified certain costs for personnel involved in operations from administrative expenses to cost of goods sold.

--------------------------------------------------------------------------------
SALES
--------------------------------------------------------------------------------

                     ---------------------------------------

Bar chart showing following percentage break-down of sales volume between the export market and the domestic market for the last five quarters.


              Domestic Market           Export Market          Total Volume
              ---------------           -------------          ------------
                                                            (tons in thousands)
1Q02                72%                      28%                    1,196
2Q02                75                       25                     1,200
3Q02                61                       39                     1,151
4Q02                62                       38                     1,252
1Q03                67                       33                     1,083


                     ---------------------------------------


Sales volume of finished products and slabs totaled 1.08 million tonnes, 9% lower than in 1Q02, driven by lower sales of slabs and hot rolled steel, which are lower value-added products.

The domestic market accounted for 67% of total sales volume in 1Q03 compared to 72% in the same period of 2002. Demand in the domestic market was driven by our sales to the automotive sector, which increased 22%, due to strong vehicle exports. In the export market, China was the main destination, where prices were higher than the international average.

Higher value-added galvanized steel and tin mill products accounted for 38% of total sales volume in 1Q03, compared to 32% last year, when the Company's slab sales were 70,000 tons higher.

CSN's consolidated sales volume was 1.09 million tonnes in 1Q03, with the percentage of export sales remaining at 33% and coated products accounting for 41% of total sales volume, reflecting the sale of galvanized products by GalvaSud produced from cold rolled steel purchased mainly from CSN.

--------------------------------------------------------------------------------
OPERATING RESULTS
--------------------------------------------------------------------------------

--   NET REVENUES, COST OF GOODS SOLD & GROSS MARGIN

Net revenues increased 49% to R$1.4 billion in 1Q03, compared to 1Q02. Higher average prices and a greater percentage of coated product sales offset a 9% lower sales volume. Lower sales volume was due mainly to delays in an approximately 40,000-tonne shipment caused by a 10-day trucking strike in March and by lower inventory levels at the beginning of 2003. Domestic sales accounted for 73% of total net sales compared to 82% in 1Q02.

Consolidated net revenues totaled R$1.6 billion in 1Q03, 52% higher than in 2002. The differences between Parent Company and Consolidated figures are the sales of Metalic, CISA and GalvaSud, which sell higher value added products produced from products supplied mainly by CSN.

In 1Q03, cost of goods sold (CoGS) was 21% higher, totaling R$700 million. The impact of the higher average exchange rate on imported raw materials was the main reason behind this increase, in addition to an R$11 million impact from the reclassification of certain personnel expenses to production costs, as mentioned above. Included in CoGS is our R$22 million share of MRS amortization of deferred exchange rate loss incurred in 2001. Consolidated COGS was R$764 million, 17% higher than in 1Q02.


--------------------------------------------------------------------------------

[CSN LOGO]

                                                           FOR IMMEDIATE RELEASE

Gross margin was 50% in 1Q03 compared to 38% in 1Q02, due mainly to higher selling prices. Consolidated gross margin was 52%, compared to 1Q02's 38%.

--   SG&A EXPENSES

In 1Q03 SG&A expenses, without depreciation, totaled R$93 million, R$8 million lower than in 1Q03. The main reason for this decrease was the R$11 million in expenses that were reclassified to production costs, as mentioned above.

--   EBITDA

EBITDA in 1Q03 was 90% higher, totaling R$717 million. The EBITDA margin was 51%, up from 40% in 1Q02 and unchanged from the 4Q02 margin. This increase is related to the growth of gross profit. The inclusion of our share of MRS' amortization of deferred exchange rate loss mentioned above had a 3 percentage point negative impact on the EBITDA margin.

Consolidated EBITDA also grew 102% to R$788 million, with an EBITDA margin of 50%, practically the same as the parent company.

--   OTHER OPERATING INCOME (EXPENSES)

In 1Q03, the Company recorded other net income of R$25 million compared to a net expense of R$48 million in 1Q02. In March 2003 a provision of R$35 million that was booked in 4Q02 to recognize a partial liability to MAE by Itasa was reversed, as Itasa recognized this part in its income statement (therefore impacting equity results negatively). Also contributing to this item were lower provisions for contingencies.

--   NET FINANCIAL RESULT

Net financial result (financial expenses plus financial income plus monetary and net currency variations, excluding amortization of the deferral) was a positive R$18 million in 1Q03. The positive change of R$194 million is a result of the Company's hedging strategy. Arbitrage gains from hedging instruments and a low nominal cost of gross debt contributed to a net debt cost of 4% per year in reais, or 15% of CDI Cetip (annualized). For the remainder of the year, the Company expects a consolidated net debt cost of approximately 70% of CDI (Brazilian Interbank Interest Rate).

EXCHANGE RATE IMPACT DEFERRAL: In 1Q03, CSN amortized a total amount of R$34 million compared to R$329 million in 1Q02, leaving a balance of R$96 million to be amortized by the end of 2003 and R$104 million to be amortized in 2004.

--   EQUITY IN RESULTS OF SUBSIDIARIES

Equity in results of subsidiaries was a negative R$51 million in 1Q03, due mainly to the impact of the 5.1% currency appreciation on shareholders' equity of offshore companies denominated in U.S. dollars.

--   INCOME TAX AND SOCIAL CONTRIBUTION

In 1Q03, CSN recorded a tax expense of R$138 million compared to a tax credit of R$101 million in 1Q02. The higher pre-tax earnings were partially offset by a reversion of a portion of the tax provision in the amount of R$115 million associated with the inflationary amnesty of 1989 ("Summer Plan"). In February 2003, a partial ruling was made by the Federal Court (TRF - 1a reg.), which allows CSN to recognize 42.72% (adjusted for inflation with a 12.51% indexer) of the fiscal effects to calculate income taxes related to the Summer Plan.

--   NET INCOME (LOSS)

Net income in 1Q03 for the Parent Company was R$406 million (R$5.66 per ADR), R$603 million higher than in 1Q02. Consolidated net income totaled R$397 million, or R$594 million higher than in 1Q02.

--------------------------------------------------------------------------------
CONSOLIDATED NET DEBT
--------------------------------------------------------------------------------

In 1Q03 CSN's consolidated net debt was reduced 5% to US$1.368 billion, due to strong cash generation which raised the consolidated cash position by US$165 million during the first quarter of 2003. On March 31, 2003, cash and cash equivalents were US$652 million.


--------------------------------------------------------------------------------

[CSN LOGO]

                                                           FOR IMMEDIATE RELEASE

Annualizing first quarter consolidated EBITDA would result in a Net Debt/EBITDA ratio of 1.5 on March 31, 2003.

--------------------------------------------------------------------------------
CAPITAL EXPENDITURES
--------------------------------------------------------------------------------

In 1Q03, capital expenditures totaled R$22 million, primarily relating to the technological and operational maintenance of the Volta Redonda mill. In addition to this amount, property, plant and equipment increased by R$514 million, reflecting CISA incorporation into CSN, in 1Q03.

--------------------------------------------------------------------------------
RECENT EVENTS
--------------------------------------------------------------------------------

o In line with its strategy to focus on its core competency in steelmaking and maintain stakes in assets that yield synergies for the Company, on April 16, 2003 CSN signed an Agreement for the Purchase and Sale of Asset Stakes and Other Service Agreements with Companhia Vale do Rio Doce and its subsidiaries (CVRD) and Taquari Participacoes. Upon completion of the agreement, CSN will own 100% of Sepetiba Tecon S.A. (TECON) and 49% of Companhia Ferroviaria do Nordeste (CFN) and will no longer hold a stake in Ferrovia Centro-Atlantica S.A. (FCA). In this transaction CSN will make a cash disbursement of R$81 million for the stake in TECON. In connection with CVRD' s divestment of its interest in CFN, it will pay R$100 million, which will be added to CFN's shareholder's equity.

o On April 22, 2003, CSN issued US$75 million in 2-year Notes through its subsidiary CSN Islands III Corp., with a 9.75% coupon. The transaction was coordinated by J.P. Morgan Europe Limited.

o On April 22, 2003, CSN disclosed its intention to acquire a 50% stake in Lusosider Projectos Siderurgicos S.A. (Lusosider) from Banco Espirito Santo de Investimento S.A. for EUR 10.84 million (US$11.8 million). This transaction is subject to approval by the Portuguese or European Union regulatory authorities. Lusosider is a steel rolling company that produces dipped galvanized and tin-plate steel products, servicing mainly the Iberian Peninsula market.

o At the Annual Shareholders' Meeting on April 29, 2003, shareholders approved distributions of R$293.5 million (R$4.091524 per ADR, before taxes) as Interest on Equity and R$506.1 million (R$7.056229 per ADR) as dividends related to revenue reserves from prior years. Payment will be made as of June 11, 2003.

o At this Annual Shareholders' Meeting, shareholders also approved the assets revaluation report, which increased fixed assets by R$4.1 billion while increasing revaluation reserve and deferred taxes in the long term.

o In April 2003, CSN completed the last of the projects called for in the FEEMA Agreement, signed on January 27, 2000 with the Rio de Janeiro State Government. A total of 130 environmental items were included in the program, 55 of which were related to air pollution control (R$166 million in investments), 44 were related to water pollution control (R$67 million in investments) and 18 were related to solid waste treatment (R$18 million).

o    On April 30, 2003, Antonio Mary Ulrich,  Managing Director of the Corporate
     Center  and  Investor  Relations,   resigned  from  the  Company.  Benjamin
     Steinbruch, CSN's CEO, will assume these functions in an interim basis.

--------------------------------------------------------------------------------
1Q03 EARNINGS CONFERENCE CALL
--------------------------------------------------------------------------------

Portuguese:  Thursday, May 8, 2003
             10 am - Eastern time
             11 am - Brasilia time
             Phone: 5511 3155-1671
English:     Thursday, May 8, 2003
             12 pm - Eastern time
             1 pm - Brasilia time
             Phone: 1 800 2997635 or 1 617 7862901 (listeners from outside of the USA)
             Code: 99888118

Both conference calls and presentations will be webcast from CSN's website - www.csn.com.br, Investors. The replays will be available at the same website, approximately one hour after the end of each event.

--------------------------------------------------------------------------------
Companhia Siderurgica Nacional, located in the state of Rio de Janeiro, Brazil, is a steel complex integrated by investments in infrastructure and logistics, that combines in its operation captive mines, an integrated steel mill, service centers, ports and railways. With a total annual production capacity of 5,400,000 tonnes of crude steel

--------------------------------------------------------------------------------

[CSN LOGO]

                                                            FOR IMMEDIATE RELASE

and consolidated gross revenues of R$6.1 billion reported in 2002, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide.
--------------------------------------------------------------------------------

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. They include future results that may be implied by historical results and investments, cost of net debt for 2003, the amount of deferral to be amortized in 2003 and 2004 and the completion of the agreement with CVRD and the acquisition of Lusosider. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements, as a result of several factors, such as general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, future renegotiations or pre-payment of liabilities or credits denominated in foreign currencies, protectionist measures in the US, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

                           FOUR PAGES OF TABLES FOLLOW

[CSN LOGO]

                                                           FOR IMMEDIATE RELEASE

                                            INCOME STATEMENT
                             PARENT COMPANY - BR GAAP - IN THOUSANDS OF R$
-------------------------------------------------------------------------------------------------------
                                                                1Q 2003        4Q 2002        1Q 2002
-------------------------------------------------------------------------------------------------------

GROSS REVENUES FROM SALES & SERVICES                           1,645,432      1,723,755      1,119,508
Deductions from gross revenues                                  (253,398)      (228,883)      (188,087)
NET REVENUES FROM SALES & SERVICES                             1,392,034      1,494,872        931,421
         Domestic market                                       1,011,223        947,158        766,280
         Export market                                           380,811        547,714        165,141
COST OF GOODS SOLD (COGS)                                       (699,744)      (737,528)      (577,726)
    CoGS, net of depreciation/depletion                         (582,092)      (605,582)      (454,127)
    Depreciation/depletion related to CoGS                      (117,652)      (131,946)      (123,599)
GROSS INCOME                                                     692,290        757,344        353,695
Gross Margin (%)                                                    49.7           50.7           38.0
    Selling expenses                                             (46,085)       (50,425)       (47,057)
    General and administrative expenses                          (47,126)       (55,285)       (53,859)
    Depreciation/amortization in SG&A                             (7,089)        (8,615)        (8,409)
    Other operating income (expenses), net                        24,951       (129,170)       (48,206)
 OPERATING INCOME BEFORE FINANCIAL AND EQUITY RESULTS            616,940        513,849        196,164
  Net Financial Results                                          (15,976)        63,005       (504,989)
    Financial expenses                                          (182,333)       (99,015)      (158,658)
    Financial income *                                          (137,282)      (472,548)       (17,347)
    Monetary / Exchange variations, net *                        337,712        696,751            282
    Deferral's Amortization of the Exchange rate                 (34,073)       (62,183)      (329,266)
  Equity in results of subsidiaries                              (51,309)       (94,618)        13,604
OPERATING INCOME (LOSS)                                          549,655        482,236       (295,221)
   Non-operating income (expenses), net                           (5,401)        (7,358)        (3,546)
INCOME (LOSS) BEFORE IT AND SOCIAL CONTRIBUTION                  544,254        474,878       (298,767)
     Income tax credit (provision)                              (120,187)       (85,087)        76,954
     Social contribution tax credit (provision)                  (18,035)       (31,641)        24,401
NET INCOME (LOSS)                                                406,032        358,150       (197,412)
-------------------------------------------------------------------------------------------------------
Number of shares (in thousands), excluding treasury stocks    71,729,261     71,729,261     71,729,261
Net income (loss) per 1000 shares - R$                              5.66           4.99          (2.75)
-------------------------------------------------------------------------------------------------------
ADDITIONAL INFORMATION
-------------------------------------------------------------------------------------------------------
Interest on Equity/Dividends                                                    293,482
EBITDA (*)[1]                                                    716,732        783,580        376,380
EBITDA Margin (%)                                                   51.5           52.4           40.4
-------------------------------------------------------------------------------------------------------

(*) EBITDA = gross income - SG&A expenses + depreciation, amortization and depletion

* The amounts  differ from the ones  released on the Financial  Statements  due to the breakdown of the exchange  rate  amortization  effect.  To see  further  details  refer  to Note 22 from  the  Financial
Statements.

------------------

[1]

     EBITDA Reconciliatin to Operating Income               1Q 2003  4Q 2002  1Q 2002
     --------------------------------------------------------------------------------
     EBITDA                                                   717       784     376
            Depreciation                                     (125)     (141)   (132)
            Other Operating income (expenses)                  25      (129)    (48)
     Operating income before Financial and Equity results     617       514     196

--------------------------------------------------------------------------------

[CSN LOGO]

                                                           FOR IMMEDIATE RELEASE

                                       INCOME STATEMENT
                          CONSOLIDATED - BR GAAP - IN THOUSANDS OF R$
----------------------------------------------------------------------------------------------
                                                          1Q 2002      4 Q 2002       1Q 2002
----------------------------------------------------------------------------------------------

GROSS REVENUES FROM SALES & SERVICES                     1,875,335     1,976,204     1,261,518
Deductions from gross revenues                            (290,164)     (275,788)     (218,906)
NET REVENUES FROM SALES & SERVICES                       1,585,171     1,700,416     1,042,612
         Domestic market                                 1,082,068     1,041,509       860,451
         Export market                                     503,103       658,907       182,161
COST OF GOODS SOLD (COGS)                                 (763,837)     (796,494)     (650,487)
    CoGS, net of depreciation/depletion                   (639,850)     (660,636)     (521,974)
    Depreciation/depletion related to CoGS                (123,987)     (135,858)     (128,513)
GROSS INCOME                                               821,334       903,922       392,125
Gross Margin (%)                                              51.8          53.2          37.6
    Selling expenses                                      (101,847)      (38,584)      (72,077)
    General and administrative expenses                    (55,935)      (64,011)      (58,136)
    Depreciation/amortization in SG&A                       (9,082)      (11,042)      (10,021)
    Other operating income (expenses), net                  17,990      (139,141)      (45,015)
OPERATING INCOME BEFORE  FINANCIAL RESULTS AND EQUITY      672,460       651,144       206,876
  Net Financial Results                                    (84,873)      (93,427)     (489,121)
    Financial expenses                                    (164,269)      (62,951)     (140,293)
    Financial income *                                    (124,655)     (474,836)      (17,593)
    Monetary / Exchange variations, net *                  238,792       507,212        (1,302)
    Deferral's Amortization of the Exchange rate           (34,741)      (62,852)     (329,933)
 Equity in results of subsidiaries                         (45,569)      (19,596)       (6,900)
OPERATING INCOME (LOSS)                                    542,018       538,121      (289,145)
   Non-operating income (expenses), net                     (5,320)       (4,289)       (3,565)
INCOME (LOSS) BEFORE IT AND SOCIAL CONTRIBUTION            536,698       533,832      (292,710)
     Income tax provision                                 (121,430)      (92,481)       72,550
     Social contribution tax credit (provision)            (18,719)      (61,669)       22,353
NET INCOME (LOSS)                                          396,549       379,682      (197,807)
----------------------------------------------------------------------------------------------
EBITDA [2]                                                 787,538       937,185       390,425
EBITDA Margin (%)                                             49.7          55.1          37.4
----------------------------------------------------------------------------------------------

* The amounts  differ from the ones released on the Financial  Statements due to the breakdown of the exchange rate  amortization  effect.  To see further  details refer to Note 22 from the
Financial Statements.

-----------
[2]

     EBITDA Reconciliatin to Operating Income                 1Q 2003   4Q 2002   1Q 2002
     ------------------------------------------------------------------------------------
     EBITDA                                                      788       937      390
            Depreciation                                        (133)     (147)    (138)
            Other Operating income (expenses)                    18       (139)    (45)
     Operating income before Financial and Equity results        673       651      207

--------------------------------------------------------------------------------
                                       -7-

[CSN LOGO]

                                                           FOR IMMEDIATE RELEASE

                                                   BALANCE SHEET
                                           BR GAAP -- IN THOUSANDS OF R$

                                                               PARENT COMPANY                  CONSOLIDATED
  ----------------------------------------------------------------------------------------------------------------

                                                     ON 03.31.2003   ON 12.31.2002  ON 03.31.2003   ON 12.31.2002
  ----------------------------------------------------------------------------------------------------------------
    CURRENT ASSETS                                       4,374,028       4,257,340      4,692,781       4,227,070
       Cash & marketable securities                      1,559,887       1,282,177      2,086,194       1,618,246
       Trade accounts receivable                         1,496,633       1,715,375      1,303,175       1,437,917
       Inventories                                         582,338         484,911        684,284         574,250
       Others                                              735,170         774,877        619,128         596,657
    LONG-TERM RECEIVABLES                                1,426,134       1,597,714      1,429,068       1,600,929
    PERMANENT ASSETS                                    11,869,272      11,457,326      9,507,092       9,606,228
       Investments                                       2,893,498       2,853,039        131,452         134,821
       Fixed assets                                      8,564,578       8,194,064      8,908,473       8,975,706
       Deferred charges                                    411,196         410,223        467,167         495,701
  ----------------------------------------------------------------------------------------------------------------
    TOTAL ASSETS                                        17,669,434      17,312,380     15,628,941      15,434,227
  ----------------------------------------------------------------------------------------------------------------
    CURRENT LIABILITIES                                  3,965,975       3,443,414      4,992,788       4,728,635
        Loans and financing                              2,435,215       1,791,658      3,537,906       3,076,490
        Others                                           1,530,760       1,651,756      1,454,882       1,652,145
    LONG-TERM LIABILITIES                                8,389,198       8,960,737      5,331,375       5,810,400
        Loans & financing                                5,225,762       5,769,808      3,234,678       3,709,570
        Taxes on revaluation reserve                     1,252,126       1,252,126      1,252,806       1,253,033
        Others                                           1,911,310       1,938,803        843,891         847,798
    SHAREHOLDERS' EQUITY                                 5,314,261       4,908,229      5,304,778       4,895,192
       Capital                                           1,680,947       1,680,947      1,680,947       1,680,947
       Capital reserve                                      10,485          10,485         10,485          10,485
       Revaluation reserves                              2,485,361       2,514,209      2,485,361       2,514,209
       Revenue reserves                                    702,588         702,588        702,588         689,551
       Retained earnings                                   434,880                        425,397
  ----------------------------------------------------------------------------------------------------------------
  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY            17,669,434      17,312,380     15,628,941      15,434,227
  ----------------------------------------------------------------------------------------------------------------

                             NET REVENUE BY PRODUCT
                                   IN R$/TONNE

                                     1Q 2003          4 Q 2002         1 Q 2002
--------------------------------------------------------------------------------
   TOTAL MARKET                        1,205             1,135              737
--------------------------------------------------------------------------------
  Hot Rolled                             911               862              577
  Cold Rolled                          1,149             1,040              752
  Galvanized                           1,527             1,403            1,096
  Tin Mill Products                    1,700             1,542            1,127
  Slabs                                  767               614              312

--------------------------------------------------------------------------------

[CSN LOGO]

                                                           FOR IMMEDIATE RELEASE

                                  SALES VOLUME
                             IN THOUSANDS OF TONNES

                                     1 Q 2003         4 Q 2002         1 Q 2002
--------------------------------------------------------------------------------
     BRAZILIAN MARKET                     731              776               867
--------------------------------------------------------------------------------
     Hot Rolled                           248              252               338
     Cold Rolled                          180              200               207
     Galvanized                           128              129               155
     Tin Mill Products                    163              185               156
     Slabs                                 12               10                11
--------------------------------------------------------------------------------
      EXPORT MARKET                       352              476               329
--------------------------------------------------------------------------------
     Hot Rolled                            96              203                57
     Cold Rolled                           21               49                 4
     Galvanized                            51               90                 5
     Tin Mill Products                     64               96                72
     Slabs                                120               38               191
--------------------------------------------------------------------------------
      TOTAL MARKET                      1,083            1,252             1,196
--------------------------------------------------------------------------------
     Hot Rolled                           344              455               395
     Cold Rolled                          201              249               211
     Galvanized                           179              219               160
     Tin Mill Products                    227              281               228
     Slabs                                132               48               202
--------------------------------------------------------------------------------


                             Exchange Rates (R$/US$)
--------------------------------------------------------------------------------
              4th Q 01    1st Q 02   2nd Q 02   3 rd Q 02   4th Q 02   1st Q 03
--------------------------------------------------------------------------------
US$            2.3204      2.3236     2.8444      3.8949     3.5333     3.3531
Change (%)     (13.1)       0.1        22.4        36.9      (9.3)      (5.1)
--------------------------------------------------------------------------------



            INVESTMENTS IN FIXED AND DEFERRED ASSETS - PARENT COMPANY
                              IN MILLIONS OF REAIS

                                         1 Q 2003      4 Q 2002       1 Q 2002
-------------------------------------------------------------------------------

Technological improvements                      8            81              6
Environmental projects                          3            18             10
Deferred                                       15            23              7
Others*                                        (4)           82             17
--------------------------------------------------------------------------------
TOTAL[3]                                       22           204             40
--------------------------------------------------------------------------------

* general construction work, spare parts, maintenance, logistics, etc

[3] Includes financial charges capitalization: 1Q03 - (10) and 1Q02 - 2